Filed pursuant to Rule 433

Registration No. 333-197977

February 22, 2017

Parker Drilling Company

Concurrent Offerings of

12,000,000 Shares of Common Stock, par value $0.16 2/3 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

500,000 Shares of 7.25% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”)

(the “Mandatory Convertible Preferred Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Offering and should be read together with (i) the preliminary prospectus supplement dated February 21, 2017 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated February 21, 2017 relating to the Mandatory Convertible Preferred Offering (the “Mandatory Convertible Preferred Preliminary Prospectus Supplement”), as the case may be, including the documents incorporated by reference therein and (iii) the related base prospectus dated February 25, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-197977. Neither the Common Stock Offering nor the Mandatory Convertible Preferred Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	Parker Drilling Company

Ticker / Exchange for the Common Stock:	PKD / The New York Stock Exchange (“NYSE”)

Trade Date:	February 22, 2017.

Settlement Date:	February 27, 2017.

Common Stock Offering

Common Stock Offered:	12,000,000 shares of Common Stock.

Option for Underwriter to Purchase Additional Shares of Common Stock:	1,800,000 additional shares of Common Stock.

NYSE Last Reported Sale Price of the Common Stock on February 21, 2017:	$2.35 per share.

Public Offering Price:	$2.10 per share.

Underwriting Discount:	$0.087 per share.

Net Proceeds (before expenses):	$24,156,000 (or $27,779,400 if the underwriter exercises its option to purchase additional shares in full).

CUSIP / ISIN:	701081101 / US7010811013

Sole Book-Runner:	Barclays Capital Inc.

Mandatory Convertible Preferred Offering

Mandatory Convertible Preferred Stock Offered:	500,000 shares of the Issuer’s 7.25% Series A Mandatory Convertible Preferred Stock.

Option for Underwriter to Purchase Additional Shares of Mandatory Convertible Preferred Stock:	75,000 additional shares of the Mandatory Convertible Preferred Stock.

Public Offering Price:	$100 per share.

Underwriting Discount:	$3.25 per share.

Net Proceeds (before expenses):	$48,375,000 (or $55,631,250 if the underwriter exercises its option to purchase additional shares in full).

Dividends:	7.25% of the liquidation preference of $100 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer’s board of directors, or an authorized committee thereof, declares (out of funds lawfully available for payment in the case of dividends paid in cash or if lawfully permitted in the case of dividends paid in shares of the Common Stock) a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion (subject to certain limitations); provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first dividend payment date is approximately $2.48 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be approximately $1.81 per share of the Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The March 15, June 15, September 15 and December 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2017 and ending on, and including, March 31, 2020.

Mandatory Conversion Date:	The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 23rd scheduled trading day immediately preceding March 31, 2020.

Initial Price:	Approximately $2.10, which is equal to $100, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	Approximately $2.4150, which represents a premium of approximately 15% over the Initial Price and is equal to $100, divided by the Minimum Conversion Rate.

Floor Price:	Initially $0.74 (approximately 35% of the Initial Price), subject to adjustment.

Conversion Rate:	The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 47.6190 shares of Common Stock and not less than 41.4079 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) of the Common Stock, as described below.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	41.4079 shares of Common Stock, which is the Minimum Conversion Rate

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 41.4079 and 47.6190 shares of Common Stock, determined by dividing $100 by the applicable market value

	Less than the Initial Price	47.6190 shares of Common Stock, which is the Maximum Conversion Rate.

Early Conversion at the Option of the Holder:	Other than during a fundamental change conversion period (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement), at any time prior to March 31, 2020, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 41.4079 shares of Common Stock per share of Mandatory Convertible Preferred Stock, subject to adjustment as described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement.

Early Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If a fundamental change (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) occurs on or prior to March 31, 2020, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock (or units of exchange property as described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) at the fundamental change conversion rate (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) during the fundamental change conversion period (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the fundamental change effective date and the stock price (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) in the fundamental change:

Effective Date	$1.00	$1.50	$2.10	$2.42	$3.00	$3.50	$4.00	$5.00	$6.00	$7.00	$8.00	$10.00
February 27, 2017	42.3786	40.6214	39.6761	39.4927	39.4318	39.5142	39.6359	39.8792	40.0653	40.1957	40.2830	40.3843
March 31, 2018	44.4392	42.3020	40.8237	40.4656	40.2256	40.2383	40.3128	40.4900	40.6177	40.6933	40.7391	40.7833
March 31, 2019	46.5488	44.5307	42.2356	41.5525	41.0121	40.9300	40.9510	41.0338	41.0779	41.0957	41.1032	41.1084
March 31, 2020	47.6190	47.6190	47.6190	41.4079	41.4079	41.4079	41.4079	41.4079	41.4079	41.4079	41.4079	41.4079

The exact stock price and fundamental change effective date may not be set forth in the table, in which case:

•    if the stock price is between two stock prices in the table or the fundamental change effective date is between two fundamental change effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later fundamental change effective dates based on a 365-day year, as applicable;

•    if the stock price is greater than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change conversion rate will be the minimum conversion rate; and

•    if the stock price is less than $1.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change conversion rate will be the maximum conversion rate.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Mandatory Convertible Preferred Prospectus Supplement) is 10% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on the New York Stock Exchange under the symbol “PKDP,” subject to meeting the listing requirements in the New York Stock Exchange Listed Company Manual.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	701081 309 / US7010813092

Sole Book-Runner:	Barclays Capital Inc.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for each of the offerings to which this communication relates. Before you invest, you should read the prospectus supplement for the applicable offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as the case may be, and the prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as the case may be, and the prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the prospectus.

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